CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-181981 on Form S-8 and to the use of our reports dated March 11, 2015 relating to the consolidated financial statements of Tahoe Resources Inc. and the effectiveness of Tahoe Resource Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Tahoe Resources Inc. for the year ended December 31, 2014.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 11, 2015